UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Daphne Zohar

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 361,619,756(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 361,619,756 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,619,756 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 216,208 shares of Common Stock held by PureTech Health LLC; (iv) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (v) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (vi) 18,634,597 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through April 30, 2023) and (vii) 109,890,110 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023.

2.

This percentage is calculated based upon 73,332,588 shares of common stock outstanding of Gelesis Holdings, Inc. (the “Issuer”) as of March 24, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 28, 2023.

SCHEDULE 13D

CUSIP No. 14070Y101

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 378,306,043 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 378,306,043 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,306,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.

Includes (i) 16,727,582 shares of common stock (the “Common Stock”) of Gelesis Holdings, Inc. (the “Issuer”) held by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) warrants to purchase 216,208 shares of Common Stock held by PureTech Health LLC; (iv) warrants to purchase 23,688,047 shares of Common Stock issued to PureTech Health LLC on February 21, 2023, (v) warrants to purchase 192,307,692 shares of Common Stock issued to PureTech Health LLC on May 1, 2023, (vi) 18,634,597 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through April 30, 2023) and (vii) 109,890,110 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on May 1, 2023.

2.

This percentage is calculated based upon 73,332,588 shares of common stock outstanding of Gelesis Holdings, Inc. (the “Issuer”) as of March 24, 2023, as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 28, 2023.

Explanatory Note

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”).

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 4 and Item 6.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Proposal to Acquire Gelesis

On April 27, 2023, PureTech Health plc submitted a revised non-binding proposal to the Chair of the Issuer’s Board to acquire all of the outstanding equity and equity-linked securities of the Issuer for an aggregate purchase price of $3.5 million in cash (the “Second Revised Proposal”).

In the Second Revised Proposal, PureTech Health plc indicated that it is willing to assume certain outstanding obligations and indebtedness of the Issuer specified therein and that the $3.5 million will not be reduced by any equity or debt interests of the Issuer held by PureTech Health plc. Furthermore, PureTech Health plc indicated that it is willing to provide up to an additional $2 million of bridge financing to fund day-to-day operations of the Issuer on terms mutually acceptable to both parties by May 1, 2023, and in addition, is willing to provide up to an additional $3 million of bridge financing to further fund day-to-day operations of the Issuer on terms mutually acceptable to both parties on the date of entering into a definitive agreement, which the parties shall diligently work to finalize by May 15, 2023.

Neither the Second Revised Proposal nor this Amendment No. 5 is meant to be, nor should be construed as, an offer to buy, or the solicitation of an offer to sell, any of the Issuer’s securities. The Reporting Persons intend to have discussions with members of the Issuer’s Board regarding the Proposal. The Reporting Persons may consider, explore and/or develop plans and/or make further proposals, with respect to the Issuer’s operations, Board structure (including Board composition), capital structure, capital allocation policies, assets, liabilities, strategy and plans, and potential business combinations, dispositions and strategic transactions pertaining to the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties). The Reporting Persons may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons may communicate with the Issuer’s Board, or others (including other stockholders), regarding a broad range of operational and strategic matters and other matters relating to the Issuer and the Reporting Persons’ investment in the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality, non-disclosure or similar agreements.

Amended Note Purchase Agreement and Second Closing of Note and Warrant

On May 1, 2023, the Issuer and certain of its subsidiaries (the “Note Parties”) and PureTech Health LLC entered into an amendment to the Note and Warrant Purchase Agreement, dated as of February 21, 2023, by and among the Note Parties and PureTech Health LLC (the “NPA Amendment,” and the NPA as amended, the “Amended NPA”) pursuant to which, among other things, the Notes Issuers issued an Additional Note in the aggregate principal amount of $2.0 million (the “$2.0 Million Additional Note”) to PureTech Health LLC for a cash purchase price of $2.0 million, and (ii) the Issuer issued a warrant to purchase 192,307,692 shares of Common Stock of the Issuer (the “Second Closing Warrant”). The $2.0 Million Additional Note is convertible into a number of shares of Common Stock of the Issuer equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0182. Except as set forth herein, the terms of the $2.0 Million Additional Note are generally the same as the terms of Initial Note issued on February 21, 2023, including interest rate, maturity, covenants, events of default, guarantees and collateral.

Pursuant to the NPA Amendment, the Issuer is no longer required to seek stockholder approval for the conversion of the Convertible Notes or the exercise of the Second Closing Warrants, and stockholder approval is no longer a condition to such conversion or exercise. Pursuant to an amendment, dated as of May 1, 2023, to the warrants issued on February 21, 2023, stockholder approval is no longer a condition to the exercise of such warrants.

In addition, pursuant to the Amended NPA, PureTech Health LLC may, upon the agreement of both parties to the Amended NPA, purchase from the Notes Issuers an additional $3.0 million principal amount of the Convertible Notes (each such issuance, a “Subsequent Issuance of Additional Notes”), and to purchase from the Issuer additional Warrants, representing warrant coverage of 175% of the principal amount of the Additional Notes, if (i) the Issuer and PureTech Health LLC, in its sole discretion, shall have agreed upon a satisfactory over-the-counter operating plan for the Issuer; (ii) the Issuer shall have successfully completed and submitted the usability study with respect to the OTC reclassification of its Plenity product; (iii) the signing of a definitive agreement with the Initial Investor for the acquisition of all of the outstanding shares and equity and equity-based instruments of the Company by the Initial Investor; and (iv) other commercially reasonable customary conditions are satisfied.

If the Issuer receives proceeds from the sale of additional Convertible Notes to other investors of at least $10.0 million prior to July 31, 2023, the maturity date for all the Convertible Notes issued under the NPA shall be March 31, 2024.

During the terms of the Initial Notes and the Additional Notes, any term of any indebtedness, debt or equity-linked debt security incurred or issued by the Notes Issuers after the issuance of the Initial Notes that is more favorable than the terms of the Initial Notes or the Additional Notes (including warrant coverage), shall, at the option of PureTech Health LLC, automatically be incorporated into the Initial Notes, the Additional Notes and/or the Warrants (including warrant coverage). If, in connection with any Subsequent Issuance of Additional Notes, the parties agree to terms of such Additional Notes that are more favorable to the Initial Investor than the terms of the Initial Notes or the First Issuance of Additional Notes, then such terms shall apply to all Notes issued under the NPA.

The Amended NPA provides that all shares of Common Stock issuable upon conversion of the Convertible Notes and upon exercise of the Warrants shall be entitled to registration rights which require the Issuer to file a shelf registration statement to register such shares for resale.

The foregoing descriptions of the Convertible Notes, the Amended NPA and the Warrants do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirely as follows:

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in this Schedule 13D.

Based on the 73,332,588 shares of the Issuer’s common stock outstanding as of March 24, 2023 (as set forth in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 28, 2023), the Common Stock held by the Reporting Persons constitutes 87.0% of the outstanding shares of Common Stock of the Issuer.

PureTech Health plc, may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech Health.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to (i) the 16,727,582 shares of Common Stock held directly by PureTech Health LLC, (ii) 155,520 options to purchase shares Common Stock held by PureTech Health LLC, (iii) the 216,208 warrants to purchase shares of Common

Stock held by PureTech Health LLC (iv) warrants to purchase 23,688,047 shares of Common Stock issued on February 21, 2023, (v) the Second Closing Warrant to purchase 192,307,692 shares of Common Stock, (vi) 18,634,597 shares of Common Stock issuable upon conversion of a convertible note issued to PureTech Health LLC on February 21, 2023 (assuming accrued and unpaid interest through April 30, 2023) and (vii) 109,890,110 shares of Common Stock issuable upon conversion of a convertible note issued on May 1, 2023.

(c) The information contained in Items 1, 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Convertible Notes, the Amended NPA and the Warrants and is incorporated herein by reference. Copies of the NPA Amendment, the amendment to the Warrant issued on February 21, 2023, $2.0 Million Additional Note and the Second Closing Warrant are attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

11.	Letter to Gelesis Holdings, Inc., dated April 27, 2023.

12.	Amendment No. 1 to Note and Warrant Purchase Agreement.

13.	Amendment No. 1 to Warrant.

14.	Convertible Senior Secured Note, dated May 1, 2023.

15.	Warrant to Purchase Common Stock of Gelesis Holdings, Inc., dated May 1, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer